Exhibit 99.6

CONSENT OF EXPERT

I, Tricia Evans, hereby consent to the use of my name in connection with the references to scientific and technical information relating to mineral properties of Barrick Mining Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2025 (the “AIF”) and the related Annual Report on Form 40-F of the Company.

I do also hereby consent to the use of my name and the incorporation by reference of the information contained in the AIF and Annual Report on Form 40-F into the Registration Statements of the Company on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-287021).

Yours very truly,

/s/ Tricia Evans
Name:	Tricia Evans
Title:	Mineral Resources Manager, North America
Dated:	February 27, 2026